Exhibit 99.1

Brussels / 14 April 2020 / 7:00am CET

The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

AB InBev Revises its Dividend Proposal and Reschedules its Annual Shareholders’ Meeting

14 April 2020 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev” or the “Company”) announced today that it is revising its proposal to pay a final 2019 dividend of EUR 1.00 per share to a proposal to pay a final 2019 dividend of EUR 0.50 per share and is rescheduling the ordinary and extraordinary shareholders’ meeting that was to be held on 29 April 2020 to 3 June 2020, in accordance with the Belgian royal decree n°4 of 9 April 2020.

Given the uncertainty, volatility and continued impact of the COVID-19 pandemic, AB InBev has determined that it would be prudent and in the best interests of the Company to reduce the amount of the final 2019 dividend. This decision is consistent with the Company’s financial discipline, deleveraging commitments and other actions taken to navigate this environment.

The Company will reschedule the ordinary and extraordinary shareholders’ meeting to 3 June 2020 (the “Rescheduled Meeting”). All resolutions proposed for the meeting originally scheduled for 29 April 2020 will be set on the agenda of the Rescheduled Meeting, except that the statutory annual accounts that will be presented for approval will reflect the interim dividend of EUR 0.80 per share that was paid in November 2019, plus the revised proposed final dividend of EUR 0.50 per share.

The convening notice for the Rescheduled Meeting will be published and new participation and voting forms will be made available in due course. The timeline relating to the payment of the proposed final 2019 dividend will be as follows:

Dividend Timeline
	Ex-coupon date	Record Date	Payment date
Euronext	09 June 2020	10 June 2020	11 June 2020
MEXBOL	09 June 2020	10 June 2020	11 June 2020
JSE	10 June 2020	12 June 2020	15 June 2020
NYSE (ADR program)	09 June 2020	10 June 2020	09 July 2020
Restricted Shares	09 June 2020	10 June 2020	11 June 2020

ab-inbev.com

Brussels / 14 April 2020 / 7:00am CET

Carlos Brito, Chief Executive Officer, stated: “COVID-19 is changing everyone’s lives in unprecedented ways. However, it has not changed who we are or what we stand for at AB InBev. Our purpose remains more relevant than ever: bringing people together for a better world. Today, for us it means joining efforts to prioritize each other’s health and safety, to help our communities where we can and to support our operations. I am proud to see our colleagues around the world working tirelessly with our partners, retailers, bars, pubs and restaurants to support their long-term business success, and finding new ways to connect with our consumers. The commitment, ingenuity and sense of urgency of our people will continue to take us forward.”

The changes to the Company’s leadership team announced on 6 February 2020 will continue to be effective as of 29 April 2020.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees”, “preparing” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 23 March 2020. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

ab-inbev.com

Brussels / 14 April 2020 / 7:00am CET

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 284 0158
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariya Glukhova	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: mariya.glukhova@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

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